UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on August 26, 2025, entitled “Equinor ASA: Share buy-back – third tranche for 2025”.

Equinor ASA: Share buy-back – third tranche for 2025

Please see below information about transactions made under the third tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 23 July 2025.

The duration of the buy-back tranche: 24 July to no later than 27 October 2025.

Further information on the tranche can be found in the stock market announcement on its commencement dated 23 July 2025, available here: https://newsweb.oslobors.no/message/651645

From 18 August to 22 August 2025, Equinor ASA has purchased a total of 1,393,172 own shares at an average price of NOK 248.4898 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

18 August	OSE	297,300	244.4713	72,681,317.49
	CEUX
	TQEX

19 August	OSE	278,000	245.0424	68,121,787.20
	CEUX
	TQEX

20 August	OSE	275,500	247.5166	68,190,823.30
	CEUX
	TQEX

21 August	OSE	274,872	252.2967	69,349,298.52
	CEUX
	TQEX

22 August	OSE	267,500	253.6293	67,845,837.75
	CEUX
	TQEX

Total for the period	OSE	1,393,172	248.4898	346,189,064.23
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	4,136,986	258.3587	1,068,826,180.53
	CEUX
	TQEX
	Total	4,136,986	258.3587	1,068,826,180.53

Total buy-backs under the tranche (accumulated)	OSE	5,530,158	255.8725	1,415,015,244.79
	CEUX
	TQEX
	Total	5,530,158	255.8725	1,415,015,244.79

Following the completion of the above transactions, Equinor ASA owns a total of 31,446,263 own shares, corresponding to 1.23% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 21,907,346 own shares, corresponding to 0.86% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: August 26, 2025	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer